
SEC MAIL PROCESSING
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47312

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Upromise Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

117 Kendrick Street
(No. and Street)

Needham	MA	02494
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick W. McKeon (781) 707-8537
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

125 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 9 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick W. McKeon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Upromise Investments, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Patrick W. McKeon
Signature

Senior Vice President, CFO
Title

Kathleen Gee
Notary Public KATHLEEN GEE

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Upromise Investments, Inc.

(An indirect wholly owned subsidiary of SLM Corporation)

Financial Statements and Supplementary Schedules Pursuant to Securities and Exchange Commission Rule 17a-5 as of December 31, 2006 and For the Year then Ended

Upromise Investments, Inc.
Financial Statements and Supplementary Schedules
Index
December 31, 2006

Page(s)



PricewaterhouseCoopers LLP
125 High Street
Boston, MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors

To the Shareholder of Upromise Investments, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity, and cash flows present fairly, in all material respects, the financial position of Upromise Investments, Inc. (the "Company"), a wholly-owned subsidiary of Upromise, Inc. (the "Parent"), at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As disclosed in Note 3 to the financial statements, Upromise Investments, Inc. has extensive transactions with affiliated companies. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 28, 2007

Upromise Investments, Inc.
Statement of Financial Condition
December 31, 2006

Assets	
Cash	$ 7,557,189
Cash segregated under federal and other regulations	51,501
Accounts receivable	1,703,151
Prepaid expenses	886,595
Securities owned, at fair value	9,237
Intangible asset, net	153,455
Total assets	$ 10,361,128
Liabilities and Stockholder's Equity	
Due to related party	$ 2,043,427
Taxes payable to Parent	1,371,170
	3,414,597
Commitments and contingencies (Note 6)	
Common stock, $.01 par; 100 shares authorized, issued and outstanding	1
Additional paid-in capital	844,396
Retained earnings	6,102,134
Total stockholder's equity	6,946,531
Total liabilities and stockholder's equity	$ 10,361,128

The accompanying notes are an integral part of these financial statements.

Upromise Investments, Inc.
Statement of Operations
Year Ended December 31, 2006

Revenues	
Service fees	$ 10,417,996
Total revenues	10,417,996
Expenses	
Compensation and benefits	2,961,055
General and administrative	1,903,494
Total expenses	4,864,549
Net income before provision for income taxes	5,553,447
Provision for income taxes (Note 5)	(2,289,965)
Net income	$ 3,263,482

The accompanying notes are an integral part of these financial statements.

Upromise Investments, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2006

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2005	100	$ 1	$ 844,396	$ 2,838,652	$ 3,683,049
Net income				3,263,482	3,263,482
Balance at December 31, 2006	100	$ 1	$ 844,396	$ 6,102,134	$ 6,946,531

The accompanying notes are an integral part of these financial statements.

Upromise Investments, Inc.
Statement of Cash Flows
Year Ended December 31, 2006

Cash flows from operating activities	
Net income	$ 3,263,482
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in operating assets and liabilities	
Cash segregated under federal and other regulations	(1,281)
Accounts receivable	(915,086)
Prepaid expenses	(851,389)
Due to related party	433,896
Taxes payable to Parent	411,545
Deferred revenue	(5,000)
Total adjustments	(927,315)
Net cash provided by operating activities	2,336,167
Cash flows from investing activities	
Securities owned, at fair value	(5,937)
Net cash used in investing activities	(5,937)
Net increase in cash and cash equivalents	2,330,230
Cash and cash equivalents, beginning of year	5,226,959
Cash and cash equivalents, end of year	$ 7,557,189

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Upromise Investments, Inc. (the "Company") is a Delaware corporation and a wholly-owned subsidiary of Upromise, Inc. (the "Parent"), which is a wholly-owned subsidiary of SLM Corporation. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. (the "NASD") and the Municipal Securities Rulemaking Board (the "MSRB").

The Company was purchased by SLM Corporation on August 22, 2006. The purchase accounting has not been pushed down for purposes of stand alone financial statement presentation.

The Company has agreements, to serve as transfer and servicing agent and program manager, with various college savings programs ("529 Plans"). As permitted under these contracts, the Company has executed investment management agreements with Upromise Investment Advisors, LLC ("UIA") under which UIA will provide the advisory, transfer and servicing agent functions for these 529 Plans.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company prepares its financial statements on the accrual basis of accounting. The financial statements have been presented in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates and Assumptions
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management periodically assesses the accuracy of these estimates and assumptions. Actual results could differ from those estimates.

Cash and Cash Equivalents and Supplemental Statement of Cash Flows Data
Cash equivalents are defined as short-term, highly liquid investments with an original maturity of three months or less that are not held for sale in the ordinary course of business. During the year ended December 31, 2006, the Company did not pay any income taxes or interest.

Cash Segregated Under Federal and Other Regulations
The Company maintains a separate account for the exclusive benefit of customers in accordance with SEC Rule 15c3-3, as determined by periodic computations. Rule 15c3-3 allows the Company to maintain the required amounts in cash or qualified securities.

Securities Owned, at fair value
Security transactions are recorded on a trade date basis. Securities owned by the Company consist entirely of an investment in the NASDAQ Stock Market, Inc. Management has determined that the security's fair value at December 31, 2006 was $9,237.

Revenue Recognition
Service fees include the distribution fee component of the program management fees earned under the 529 Plans. The distribution fee component of the program management fee is calculated daily, and paid monthly, based upon the net assets of the investment options within the 529 Plans.

Income Taxes
The Company is included in the consolidated income tax returns filed by SLM Corporation from the acquisition date through year end. The period prior to the acquisition will be included in the consolidated income tax return filed by Upromise, Inc. Current and deferred income taxes are allocated by the Parent to each subsidiary as if it were a separate tax payer. Deferred income taxes are recognized for the future tax consequences of tax differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end, based on enacted tax rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is established when necessary to reduce deferred tax assets to an amount which is more likely than not realizable. Current and deferred tax liabilities resulting from the income tax allocations are recorded as receivable from or payable to the Parent. To the extent that the Company does not pay any resulting tax provision to the Parent or receive any resulting tax benefit from the Parent, such provision/benefit will be deemed a contribution/distribution and be recorded as Additional paid-in capital.

Intangible Assets
Intangible assets relate to an acquired brokerage license, which is deemed to have an indefinite life and, therefore, amortization was ceased beginning January 1, 2002 in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*. Annually, the Company reviews the asset for potential impairment. The Company has concluded that there is no impairment as of December 31, 2006.

3. Related Party Transactions

The Company is a member of a group of affiliated companies and has extensive transactions and relationships with members of the group. Due to these relationships, it is possible that the terms of these transactions are not the same as those that would result among wholly unrelated parties.

The Company has an expense sharing agreement with the Parent whereby the Parent will provide, and initially pay on the Company's behalf, for substantially all necessary business operation functions of the Company. These services comprise the majority of the Company's expenses, and include, but are not limited to: payroll, rent and facilities expenses, financial management, tax return preparation and filings, public relations, legal services, information systems, human resources and other corporate and administrative services. The Company records its portion of such expenses, pursuant to the allocation methodology in the expense sharing agreement, and periodically settles such amounts with the Parent.

4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of debit balances arising from customer transactions. During 2006, there were no withdrawals of equity or dividends paid by the Company.

At December 31, 2006, the Company had net capital of $4,194,093, which was $3,944,093 in excess of its required net capital of $250,000.

5. Income Taxes

Federal income taxes are calculated as if the Company filed a separate income tax return.

The current and deferred portions of the income tax expense for the period ended December 31, 2006 is as follows:

	Current	Deferred	Total
Federal	$ 1,736,725	$ -	$ 1,736,725
State	553,240		553,240
	$ 2,289,965	$ -	$ 2,289,965

6. Commitments and Contingencies

The Company may enter into agreements that contain certain representations and warranties and which provide general indemnifications. The Company serves as a guarantor of such obligations. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against Upromise Investments, Inc. that have not yet occurred. The Company expects any risk of liability associated with such guarantees to be remote.

7. Concentrations

The Company maintains its cash balances with a major national depository institution in amounts which may exceed the insurance limits of the Federal Deposit Insurance Corporation. The Company is subject to credit risk should this financial institution be unable to fulfill its obligations. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on such deposits.

The Company generates the majority of its revenues by providing services to various 529 Plans. Fees for such services are asset-based and, as a result, the Company's revenues may fluctuate based on the performance of financial markets or legislative changes impacting the 529 college savings market, in general.

Upromise Investments, Inc.
Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2006

Total stockholder's equity	$ 6,946,531
Less - Nonallowable assets (see below)	2,743,201
Less - Haircuts on securities positions	9,237
Net capital	4,194,093
Less - Minimum net capital requirement (greater of $250,000 or 2% of aggregate debit items)	250,000
Net capital in excess of requirements	$ 3,944,093

Nonallowable assets

Description	
Accounts receivable	$ 1,703,151
Prepaid expenses	886,595
Intangible asset, net	153,455
	$ 2,743,201

Reconciliation with Company's computation (included in Part II of Form X-17A-5 filed by the Company on January 24, 2007)

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	4,272,798
Adjustment for haircut on securities position	(5,937)
Adjustment to increase tax expense	(72,768)
Net capital per above	$ 4,194,093

Upromise Investments, Inc.
Schedule II - Computation For Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2006

Credit Balances	
Free credit balances and other credit balances in customers' security accounts	$ -
Total credit items	$ -

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities and Exchange Commission

There are no material differences between this computation of reserve requirements and the corresponding calculation prepared by the Company and included in the Company's unaudited Part II FOCUS report filed by the Company on January 24, 2006.

Upromise Investments, Inc.
Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2006

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c-3):	$ -
A. Number of items	-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3:	$ -
A. Number of items	-



PricewaterhouseCoopers LLP
125 High Street
Boston, MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Shareholder of Upromise Investments, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Upromise Investments, Inc. (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the

preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Shareholder of Upromise Investments, Inc., management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2007

END